BOSKO GROUP DVD DISTRIBUTION AGREEMENT

This Legal Form Distribution Agreement (the "Agreement") is made by and between Searching for Bigfoot Inc., located at 570 El Camino Real, Suite 150, Redwood City, CA 94063 ("Provider" henceforth mentioned as Provider), and BOSKO GROUP, located at 1367 Mockingbird Drive, Kent, OH 44240 ("Distributor") (collectively Provider and Distributor may be referred to as the "Parties") and is effective when both Parties have executed the Agreement.

The parties hereto agree as follows:

I. GRANT OF LICENSE TO MARKET; OWNERSHIP AND TITLE

1. Distributor shall act as a non-exclusive global distributor of Searching for Bigfoot/Tom Biscardi documentary film titles
2. The distribution rights granted hereunder shall include sales and rentals of DVD recordings.
3. Products distributed by the distributor will be licensed for public viewing, with no expiration for the individuals on use of the products for educational purposes.
4. The Territory includes North America (United States, Mexico, Canada), International (Australia, Latin America, U.K., China and Scandanavia)
5. The License Fee to be paid is Ninety Percent (90%) of Gross Proceeds, as defined herein to be paid to Provider
6. Payment will be made quarterly. Distributor will pay Provider within 60 calendar days after the close of each calendar quarter for gross proceeds received within the previous quarter. The dates of March 31st, June 30th, September 30th, and December 31st shall mark the closing of the 1st, 2nd, 3rd, and 4th quarters respectively.

II. PROPRIETARY RIGHTS

1. Distributor acknowledges Provider's ownership of any and all claims of copyright to the videotapes and the Program(s).

2. Distributor's right to edit hereunder specifically excludes the right to make alterations whatsoever to the original body of the film

3. Distributor in its discretion will have the right to: incorporate into the Picture preceding and/or following the main and end titles and/or as a watermark during the body of the Picture and Trailers Editing thereof, and in all advertising and publicity relating thereto, in such manner, position, form and substance as Distributor may elect, Distributor's trademark, logo and presentation announcement, and the designation of Distributor as the distributor of the Picture: any re-edit of the credit sequence will be at Distributor's expense.

4. The Provider acknowledges receipt of good and valuable consideration in exchange for this agreement, which may simply be the opportunity to learn from the experience and promote the Provider.

III. **LIMITATION ON PROVIDER LIABILITY:** Provider shall provide the original dubbing master of the Program(s) to Distributor on an "as is" basis without warranty of any kind, either expressed or implied, including but not limited to, the implied warranties or merchantability and fitness for a particular purpose. PROVIDER HEREBY DISCLAIMS ALL WARRANTIES, EXPRESSED OR IMPLIED, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE

IV. TERM AND TERMINATION

1. **Term:** This Agreement shall remain in effect for a period of four (4) years, and shall thereafter be automatically renewable for an additional four (4) years, with no limit on the number of times the agreement may be automatically renewed, unless either party gives notice to the other of its desire to terminate the Agreement in writing at least sixty (60) days before expiration of the original or renewal term, subject to the terms of this Agreement. Any review, change, or termination of the agreement by Provider is the duty of the person in the position which originally enacted this agreement.

2. **Inventory at Termination:** Upon termination of the contract, existing inventory of products may still be sold. No further copies of media products may be manufactured.

3. **Advertising:** Distributor shall have the non-exclusive right throughout the territory during the Term to advertise and publicize the Picture by any and all means, media and method whatsoever, including, by means of the distribution, exhibition, broadcasting and telecasting of trailers of the Picture, or excerpts from the Picture prepared by Distributor or others, subject to any customary restrictions upon and obligations with respect to such rights as are provided for in the contracts in relation to the production of the Picture. [

V. ASSOCIATION

1. **No Employment Relationship:** Distributor, its agents and employees shall, under no circumstances be deemed employees, agents or representatives of Provider. Neither Distributor nor Provider shall have any right to enter into any contract or commitment in the name of, or on behalf of the other, or to bind the other in any respect whatsoever.
2. **Assignment:** Distributor may assign any of its rights and interests as herein granted.
3. **Severability:** If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.
4. **Interpretation:** This agreement shall not be construed against any party, regardless as to who may have drafted the Agreement.
5. **ARBITRATION AND JURISDICTION:** This Agreement shall be interpreted in accordance with the laws of the State of Ohio, applicable to agreements executed and to be wholly performed therein. Any controversy or claim arising out of or in relation to this Agreement or the validity, construction or performance of this Agreement, or the breach thereof, shall be resolved by arbitration by a party chosen jointly. The parties shall have the right to engage in pre-hearing discovery in connection with such arbitration proceedings. The parties agree hereto that they will abide by and perform any award rendered in any

arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding shall be entitled to recover its reasonable attorney's fees and costs.

IN WITNESS WHEREOF, the parties have executed this Agreement.

______________________	2 September 2011
[Signature of Mark Bosko, Bosko Group	[Date]
______________________	2 September 2011
[Signature of C. Thomas Biscardi]	[Date]